HARTFORD FUNDS NEXTSHARES TRUST

DISTRIBUTION PLAN

ARTICLE I. THE PLAN

This Distribution Plan (this “Plan”) sets forth the terms and conditions by which Hartford Funds NextShares Trust (the “Trust”), on behalf of Hartford Global Impact NextShares Fund, a series of the Trust (the “Fund”), will pay certain amounts to ALPS Distributors, Inc. (the “Distributor”) in connection with the provision by the Distributor of certain services to the Fund, as set forth herein. Certain of such payments by the Fund may, under Rule 12b-1 (the “Rule”) under the Investment Company Act of 1940, as amended (the “Act”), be deemed to constitute the financing of distribution by the Fund. This Plan describes all material aspects of such financing as contemplated by the Rule and shall be administered and interpreted, and implemented and continued, in a manner consistent with the Rule. The Fund’s adoption of this Plan is effective on the date set forth above.

ARTICLE II. DISTRIBUTION AND SERVICE EXPENSES

The Fund shall pay to the Distributor a fee in the amount specified in Article III hereof. Such fee may be spent by the Distributor on any activities or expenses primarily intended to result in the sale of the applicable shares of the Fund, including, but not limited to the payment of Distribution Expenses (as defined below) and Service Expenses (as defined below). Distribution Expenses include, but are not limited to, (a) payment of initial and ongoing commissions and other payments to brokers, dealers, financial institutions or others who sell the Fund’s shares; (b) compensation to employees of the Distributor; (c) compensation to and expenses, including overhead such as communications and telephone, training, supplies, photocopying and similar types of expenses, of the Distributor incurred in the printing and mailing or other dissemination of all prospectuses and statements of additional information; (d) the costs of preparation, printing and mailing of reports used for sales literature and related expenses, advertisements and other distribution-related expenses (including personnel of the Distributor).

Service Expenses shall mean fees for activities covered by the definition of “service fees” contained in Financial Industry Regulatory Authority Rule 2341 (or a successor thereto), which provides that service fees shall mean payments by an investment company for personal service and/or the maintenance of shareholder accounts.

ARTICLE III. MAXIMUM EXPENDITURES

The expenditures to be made by the Fund pursuant to this Plan, and the basis upon which such expenditures will be made, shall be determined by the Fund, and in no event shall such expenditures exceed 0.25% of the average daily net asset value of the Fund’s shares (determined in accordance with the Fund’s prospectus as from time to time in effect) on an annual basis to cover Distribution Expenses and Service Expenses. Up to 0.25% may be used to cover Service Expenses. All such expenditures shall be calculated and accrued daily and paid monthly or at such other intervals as the Board of Trustees shall determine.

ARTICLE IV. EXPENSES BORNE BY THE FUNDS

Notwithstanding any other provision of this Plan, the Trust, the Fund and its administrator, may bear the respective expenses to be borne by them under any administrative services agreement, as from time to time in effect under the Trust’s current prospectus. Except as otherwise contemplated by this Plan, the Trust and the Fund shall not, directly or indirectly, engage in financing any activity which is primarily intended to or should reasonably result in the sale of shares of the Fund.

It is recognized that the costs of distributing the Fund’s shares may exceed the sum of all sales charges collected on sales of the Fund’s shares.  In view of this, if and to the extent that any investment management and administration fees paid by the Fund might be considered as indirectly financing any activity which is primarily intended to result in the sale of the Fund’s shares, the payment by the Fund of such fees hereby is authorized under this Plan.

ARTICLE V. APPROVAL BY BOARD OF TRUSTEES, SHAREHOLDERS

This Plan shall not be effective with respect to any shares of the Fund unless: (a) this Plan has been approved by the vote of the majority of the outstanding voting shares of the Fund, if this Plan is adopted for the Fund after any public offering of the shares or the sale of shares to persons who are not affiliated persons of the Trust, affiliated persons of such person, a promoter of the Trust, or affiliated persons of such promoters; and (b) this Plan, together with any related agreements, has been approved for the Fund, by votes cast in person at a meeting called for the purpose of voting on this Plan and any such related agreements, of a majority of both (i) the Trustees of the Trust and (ii) those Trustees who are not “interested persons” of the Trust and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the “Independent Trustees”).

ARTICLE VI. CONTINUANCE

This Plan and any related agreement shall continue in effect with respect to the Fund from year to year provided such continuance is specifically approved at least annually in the manner provided for in Article V, clause (b).

ARTICLE VII. INFORMATION

The Distributor shall provide the Board of Trustees, and the Board of Trustees and, in particular, the Independent Trustees, shall review, in the exercise of their fiduciary duties, at least quarterly, a written report of the amounts expended with respect to the shares of the Fund by the Distributor under this Plan and the Principal Underwriting Agreement and the purposes for which such expenditures were made.

ARTICLE VIII. TERMINATION

This Plan may be terminated with respect to any shares of the Fund (a) at any time by vote of a majority of the Independent Trustees, or a majority of the Fund’s outstanding voting shares, or (b) by the Distributor on 60 days’ notice in writing to the Fund.

ARTICLE IX. AGREEMENTS

Each agreement with any person relating to implementation of this Plan shall be in writing, and each agreement related to this Plan shall provide:

(a) That, with respect to the Fund, such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the Independent Trustees or by vote of a majority of the Fund’s then outstanding voting shares.

(b) That such agreement shall terminate automatically in the event of its assignment.

ARTICLE X. AMENDMENTS

This Plan may not be amended to increase materially the maximum amount of the fees payable by the Fund hereunder without the approval of a majority of the outstanding voting shares, as applicable, of the Fund. No material amendment to this Plan shall, in any event, be effective unless it is approved by the Board of Trustees in the same manner as is provided for in Article V.

ARTICLE XI. PRESERVATION OF DOCUMENTS

The Trust shall preserve copies of this Plan (including any amendments thereto) and any related agreements and all reports made to the Board for a period of not less than six years from the date of this Plan, the first two years in an easily accessible place.

ARTICLE XII. LIMITATION OF LIABILITY

The Fund shall be responsible for the obligations of any other future series of the Trust.

ARTICLE XIII. SELECTION OF TRUSTEES

While this Plan is in effect, the selection and nomination of Trustees who are not interested persons of the Trust shall be committed to the discretion of the Board of Trustees who are not interested persons of the Trust.

ARTICLE XIV. DEFINED TERMS

As used in this Plan, the terms “majority of the outstanding voting shares” shall have the same meaning as the phrase “majority of the outstanding voting securities” has in the Act, and the phrases “interested person” and “assignment” shall have the same meaning as those phrases have in the Act.